

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2012

Via E-Mail
Martin Rogers
Chief Executive Officer
Prima BioMed Ltd
1233 High Street, Suite 1
Armadale, Victoria 3143
Australia

> **Re:** **Prima BioMed Ltd**
> **Registration Statement on Form 20-F**
> **Filed February 13, 2012**
> **File No. 001-35428**

Dear Mr. Rogers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 16F. Change in Registrant's Certifying Accountant, page 83

1. Although you indicate that this section is not applicable, it appears from disclosure in Item 1C on page two that you changed auditors in fiscal 2012. Please revise your filing to provide all the disclosures required by Item 16F of Form 20-F, as well as the letter from your prior auditors required to be filed as an exhibit pursuant to section (a)(3) of this Item. Please be aware that when this Item refers to "any subsequent interim period," it means the period from the beginning of fiscal 2012 through the date your prior auditor resigned, declined to stand for re-election or was dismissed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman at 202-551-3660 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall at 202-551-3674, Dan Greenspan at 202-551-3623, or myself at 202-551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director